Exhibit 12.1

Boyd Gaming Corporation

Computation of Ratio of Earnings to Fixed Charges

($ in thousands, except for ratios)

(unaudited)

	Nine Months Ended						Six Months Ended December 31, 1997	Fiscal Year Ended June 30, 1997
	September 30,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998
Earnings Calculation:
Income (loss) before provision (benefit) for income taxes and cumulative effects of changes in accounting principles	$70,806	$31,226	$41,932	$102,057	$67,634	$49,891	$9,697	$(114,785)
Add:
Interest expense	55,427	58,399	75,374	79,303	69,230	74,162	37,571	61,672
Loss on early retirement of debt	3,443	—	—	—	—	—	11,139	9,337
Interest component of rent expense	1,955	1,693	2,262	1,767	1,470	1,065	595	1,072

Earnings available for fixed charges	$131,631	$91,318	$119,568	$183,127	$138,334	$125,118	$59,002	$(42,704)

Fixed charges:
Interest expense	$55,427	$58,399	$75,374	$79,303	$69,230	$74,162	$37,571	$61,672
Capitalized interest	13,423	12,026	18,009	6,253	1,786	—	—	3,200
Interest component of rent expense	1,955	1,693	2,262	1,767	1,470	1,065	595	1,072

Total fixed charges	$70,805	$72,118	$95,645	$87,323	$72,486	$75,227	$38,166	$65,944

Ratio of earnings to fixed charges	1.9x	1.3x	1.3x	2.1x	1.9x	1.7x	1.6x	(0.6	)x

Deficit								$(108,648)